Who is best suited to implement the changes needed to reverse Arconic's historic track-record of epically poor performance and maximize shareholder value?

LARGEST SHAREHOLDER AND NOMINEES FOR CHANGE	INCUMBENT DIRECTORS FOR THE STATUS QUO
BLUE PROXY CARD	**WHITE PROXY CARD**
Public support in excess of 20% of shares outstanding	No known public shareholder support
Direct economic interest of over 13.2%	Direct economic interest of only 0.06%
Zero conflicts of interest	Troubling interlocks creating obvious conflicts of interest
Support the removal of failed management	Support the continued reign of failed management
Three directors with relevant aerospace experience	No material aerospace operating experience until approximately 60 days ago, as a result of the proxy contest
Willing to hold management accountable	Consistently unwilling to hold management accountable
Determined to hold those guilty of corrupt practices to account	Repeatedly failed to hold those guilty of corrupt practices to account
Zero relationships clouding business judgment	Deep, long-standing relationships clouding business judgment
Focused on raising targets to drive real operational improvements	Satisfied with extremely low targets ensuring operational mediocrity
Focused and not overboarded	Overboarded and distracted
Endorses a New Arconic plan that empowers the plants and pays for performance	Endorses legacy bureaucracy
Strong track record of shareholder value creation	Track record of shareholder value destruction
Supportive of real, immediate corporate governance improvements	Supportive only of insufficient, marginal changes to deficient corporate governance

Shareholder nominees are clearly the best suited to effectuate the changes needed to maximize value to the benefit of ALL shareholders

 **VOTE THE BLUE PROXY CARD**

 **DISREGARD AND DISCARD THE WHITE PROXY CARD**
Questions? 1.877.869.0171



NEW ARCONIC

The Annual Meeting of Shareholders of Arconic Inc. will be held this Thursday at 9:00AM EDT, May 25, 2017.
Only those votes received by 11:59pm EDT on Wednesday, May 24, 2017 are certain to be counted.

THIS IS THE FINAL MAILING THAT YOU WILL RECEIVE... THIS IS YOUR LAST CHANCE TO VOTE! THERE IS STILL TIME TO VOTE BY PHONE OR INTERNET. THE LAST DAY TO VOTE IS WEDNESDAY, MAY 24, 2017

☑ PLEASE VOTE THE BLUE PROXY CARD TODAY!

If you have already returned the white proxy card, it is especially important that you vote the BLUE proxy card today.

For your convenience, we offer two voting methods that will ensure that your vote is processed as quickly as possible:



VOTE BY INTERNET
WWW.PROXYVOTE.COM

Use the Internet to transmit your voting instructions



VOTE BY PHONE
1-800-454-8683

Use any touch-tone phone to transmit your voting instructions

If you have any questions or need assistance voting your shares, please contact Okapi Partners Toll-Free at: 1-877-869-0171



DISREGARD AND DISCARD ANY WHITE PROXY CARD

NOTABLE SUPPORT FOR CHANGE
WHAT ARE ANALYSTS SAYING ABOUT THE NEED FOR CHANGE?



"Elliott's work here is detailed, extensive, and insightful. We agree with Elliott that Arconic can perform better and that a leadership change would help...."

Seth M. Seifman, J.P. Morgan, April 18, 2017



"As the Arconic proxy vote nears, we recommend our clients to vote with Elliott Management (Blue Proxy). When looking objectively at the data (margins, growth, returns on cap-ex, and performance vs peers) we think a change in management is warranted and would be well received by the market. Given shares were trading at ~$31 per share after Elliott Management announced their intention to reshuffle the board and oust Klaus Kleinfeld – we think there is a strong likelihood that shares retrace to those highs post the vote in May, with the potential to move towards our fair value target of $41 per share over the next 12 months."

James Kole, The Spin-Off Report, April 13, 2017



"If the company's largest shareholder is not successful in effecting change, the company's management may remain entrenched and not realize the margin expansion opportunities as soon as we expect."

Chris Senyek, Wolfe Research, February 6, 2017

CFRA

"I think that bringing in Lawson will be a positive catalyst for the stock. If they [Elliott] are successful the company will have a better focus on secular growth."

Matthew Miller, CFRA Research, April 24, 2017

Deutsche Bank

"We see 'valuation' re-rating as the driver for stock performance over the next few quarters as investors now weigh the increasingly likely outcome that Larry Lawson, Elliot's prime candidate to succeed Klaus to become the next CEO. Given Mr. Lawson's background as a turn-around/ cost-cutting style executive investors may assign a higher multiple to Arconic's current base-line guide as there will be a mounting expectation that these goals could prove conservative under a more aggressive management style. The delivery on EBITDA growth may accelerate from prior '3-5 year' path Arconic has articulated"

Jorge Beristain, Deutsche Bank, April 17, 2017



VOTE THE BLUE PROXY CARD



DISREGARD AND DISCARD THE WHITE PROXY CARD
Questions? 1.877.869.0171

















NOTABLE SUPPORT FOR CHANGE

WHAT ARE ANALYSTS SAYING ABOUT THE NEED FOR CHANGE?

Seaport Global

"As a known quantity in the aerospace community, Lawson would be a valuable resource for ARNC, in our view; both operationally as well as with investors."

Josh Sullivan, Seaport Global, April 17, 2017

J.P. Morgan

"ARNC is up ~45% YTD vs. ~6% for the S&P 500, primarily due to Elliott's proxy campaign."

Seth M. Seifman, J.P. Morgan, April 18, 2017

Morgan Stanley

"We also acknowledge activism could create an opportunity to highlight value that is even higher at $40 (and in the range of the activist target) to account for significant margin expansion from current levels."

Rajeev Lalwani, Morgan Stanley Research, February 1, 2017

Credit Suisse

"We believe there is substantial room for margin improvement across all aspects of the business and especially in the EPS segment."

Curt Woodworth, Credit Suisse, February 9, 2017

PCS Research Services

"Our analysts currently have a price target for ARNC of $36 per share, but that number could be conservative if Elliott is able to make the proposed changes to the board and bring in Larry Lawson as the new CEO, who has an incredible track record of maximizing shareholder value at his previous posts. Despite ARNC running up over 30% since our recommendation, we still strongly recommend purchasing the stock at current levels."

James Kole, The Spin-Off Report, February 3, 2017

COWEN

"A change in management style would confer more conviction in ARNC's 'undisturbed' margin expansion plan."

Gautam Khanna, Cowen and Company, March 29, 2017

VOTE THE BLUE PROXY CARD

DISREGARD AND DISCARD THE WHITE PROXY CARD

Questions? 1.877.869.0171















NOTABLE SUPPORT FOR CHANGE

WHAT ARE ANALYSTS SAYING ABOUT THE NEED FOR CHANGE?

Deutsche Bank

"With the departure of Kleinfeld, the Board has now asked Elliott whether they 'seek to continue to burden Arconic and its shareholders with proxy fight', or to support Arconic's Board in finding a new CEO and a [sic] facilitate a smooth transition? Elliott has fired back that it, correctly, sees the Board as part of the problem. Having had multiple chances to correct prior lapses in judgment that have come to light under Elliott's lens such as non-disclosed vote lock-up agreements and a $500m poison pill, Elliott will continue to press this recent advantage across the finish line."

Jorge Beristain, Deutsche Bank, April 17, 2017

J.P.Morgan

"The one name mooted thus far is Larry Lawson and Arconic would likely benefit from his operational skills. He and his team at Spirit took a poorly executing company and delivered consistently solid operating performance and cash generation that exceeded expectations."

Seth M. Seifman, J.P. Morgan, April 18, 2017

CFRA

"It is pretty clear that leading up to this Elliott Management had some pretty fair points about lack of independence of the board.... There are other board members who lack independence."

Matthew Miller, CFRA Research, April 24, 2017

GH Gordon Haskett

"For one, the board's past support for Kleinfeld makes it an easy target. And secondly, ARNC's current financial targets pale in comparison to what Elliott believes is achievable. Assuming no settlement can be reached and this contest does make it to a vote, we still see Elliott as the favorite...."

Don Bilson, Gordon Haskett, April 26, 2017

PCS Research Services

"In line with our analysts, Elliott makes the contention that Arconic's EPS segment dramatically lags its peers, specifically, Precision Cast Parts (NYSE: PCP), which is a nearly identical business in terms of product mix and end markets. PCP's EBITDA margins nearly double that of Arconic, and it is the contention of Elliott that the gap should close completely over the next couple of years with a new management team in place."

James Kole, The Spin-Off Report, February 3, 2017

VOTE THE BLUE PROXY CARD

DISREGARD AND DISCARD THE WHITE PROXY CARD

Questions? 1.877.869.0171

NOTABLE SUPPORT FOR CHANGE
WHAT ARE ANALYSTS SAYING ABOUT THE NEED FOR CHANGE?



"Clearly, Arconic's Board has lost credibility given disclosures which have come to light and authorizing the spending of millions in a bid to maintain their status quo.

Jorge Beristain, Deutsche Bank, April 17, 2017



"The stock has risen 19% since Elliot's activist slide presentation was published on 1/31 vs. a 3% rise for the S&P 500 and XLI... making the 5/16 shareholder vote the most important catalyst for the stock."

Gautam Khanna, Cowen and Company, March 29, 2017



"Apart from industry fundamentals improvement, the special situation thesis for Arconic is chiefly a 'self-help' story of new leadership more expeditiously improving the cost structure in addition to improving capital allocation... Our analysis suggest fair value for Arconic of ~ $43 if the improvements occurred holding the current fundamentals of the company constant."

Chris Senyek, Wolfe Research, February 6, 2017



"We are increasing our medium term earnings forecasts and our price target to $33 for Arconic, as we now incorporate more substantive cost reductions.... Our segment analysis and peer benchmarking suggest more material cost down potential at ARNC and improvements to asset turns as the market recovers. Our analysis skews towards the 'low case' of improvement outlined by Elliott in their Jan 31st presentation (newarconic.com) and we see the potential for more radical change both from at a broader portfolio level and with respect to corporate overhead if the shareholder base aligns with Elliott's views."

Curt Woodworth, Credit Suisse, February 9, 2017



"We are of the view that there is considerable margin/revenue expansion opportunity at the company as highlighted by our updated bull case ($40 per share). We believe potential opportunities to reach a compromise could possibly be found through asset sales, a bolstered management/board, and/or cost cutting efforts."

Rajeev Lalwani, Morgan Stanley Research, February 1, 2017

 **VOTE THE BLUE PROXY CARD**

 **DISREGARD AND DISCARD THE WHITE PROXY CARD**
Questions? 1.877.869.0171

















NOTABLE SUPPORT FOR CHANGE

WHAT ARE ANALYSTS SAYING ABOUT THE NEED FOR CHANGE?

Seaport Global

"We continue to believe regardless if all of Elliott's points are addressed, there are likely significant cost savings to be had in ARNC's structure. Therefore, we believe today's announcement [regarding Dr. Kleinfeld's departure] is a positive step in that direction."

Josh Sullivan, Seaport Global, April 17, 2017

J.P.Morgan

"Arconic has hurt itself, with the primary misstep being the acquisition of Firth Rixson for $2.85 bn in 2014."

Seth M. Seifman, J.P. Morgan, April 18, 2017

CREDIT SUISSE

"EPS and PCC Comparison is Warranted: While ARNC has a relatively small large structural castings business at La Porte (~$300mm), the EPS segment is a global leader in medium sized castings and fasteners. Our analysis suggests EPS should be able to close the gap with PCC to within 100-150bp."

Curt Woodworth, Credit Suisse, February 9, 2017

COWEN

"If a mgmt. change is made... we believe C18E FCF could rise by as much as $100-300MM...."

Gautam Khanna, Cowen and Company, March 29, 2017

WOLFE RESEARCH

"For the EPS segment, Arconic's margins are on a long term average ~650 basis points lower Precision Castparts and we assume margins improve to that of Precision Castparts."

Chris Senyek, Wolfe Research, February 6, 2017

J.P.Morgan

"Firth Rixson in particular has been a major disappointment."

Seth M. Seifman, J.P. Morgan, April 18, 2017

VOTE THE BLUE PROXY CARD

DISREGARD AND DISCARD THE WHITE PROXY CARD

Questions? 1.877.869.0171


IMPORTANT

       Your vote is important, no matter how many or how few shares of Common Stock you own. Elliott urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Elliott's recommendations on the other proposals on the agenda for the 2017 Annual Meeting.

       Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the WHITE management proxy card marked "withhold" as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our four Nominees only on our **BLUE** proxy card. So please make certain that the latest dated proxy card you return is the **BLUE** proxy card.

       Okapi Partners is assisting Elliott with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:




1212 Avenue of the Americas, 24th Floor
New York, NY 10036
(212) 297-0720
Call Toll-Free at: (877) 869-0171
E-mail: info@okapipartners.com



For questions or assistance, please contact Elliott's proxy solicitor, Okapi Partners LLC, toll-free at 1-877-869-0171 or via email at info@okapipartners.com.


YOUR SUPPORT IS EXTREMELY IMPORTANT – VOTE ONLY THE <u>BLUE</u> CARD
